SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

JKuo@sidley.com
(852) 2509-7875

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED [redacted]

08005957

Our Ref: 19160-10120

November 13, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption ~~pursuant~~ to Rule ~~12g3-2(b)~~ under the Securities Exchange Act ~~of 1934~~. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Jason Kuo

Encl.

Partners | Charles W. Allen, Balbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Samuel Chau, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Jason T. Elder (New York)*, Allen C. Kim (California)*, Dohyong Kim (New York)*, Jason T. Kuo (New York)*, Scott D. Peterman (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)*, Ming-Yung Lam (PRC)*, Damien Yeow (Singapore)*

* *Partner of Sidley Austin LLP*
* *Foreign Legal Consultant / Legal Counsel*

HK1 396903v.25

康師傅控股有限公司 *

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 322)

DATE OF BOARD MEETING

Tingyi (Cayman Islands) Holding Corp. (the "Company") announces that a meeting of the Board of Directors of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Monday, 24 November 2008 at 9:00 a.m. for the purpose of, among other matters, approving the announcement of the unaudited consolidated results of the Company and its subsidiaries for the nine months ended 30 September 2008 for publication.

By order of the Board
Tingyi (Cayman Islands) Holding Corp.
Ip Pui Sum
Company Secretary

Tianjin, the PRC, 12 November 2008

As at the date of this announcement, Executive Directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; the Independent Non-Executive Directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kuwahara.

* For identification purposes only

END